EX-4ffffff

                                                                                           FINAL

[6%] CONTRACT ENHANCEMENT ENDORSEMENT

This endorsement is made a part of the Contract to which it is attached and is effective on the Issue Date. To the extent any provisions contained in this endorsement are contrary to or inconsistent with those of the Contract to which it is attached, the provisions of this endorsement will control. The benefits described in this endorsement will cease upon termination of the Contract. The Contract Enhancement may only be elected prior to the Issue Date.

The Contract is amended as follows:

1)	The CONTRACT DATA PAGE is amended by the addition of the following:

"Contract Enhancement Charge. On an annual basis, this charge equals [0.832%] of the daily net asset value of the Investment Divisions and is assessed for the first [seven] Contract Years. This charge will also be assessed by the Company for the first [seven] Contract Years against the Fixed Account Option(s), resulting in an annual Current Interest Rate of [0.832%] less than the annual Current Interest Rate that would apply to the same Fixed Account Option(s) if the Contract Enhancement had not been elected. However, in no event will the Current Interest Rate credited to any Fixed Account Option be less than the Fixed Account Minimum Interest Rate for those options.

Contract Enhancement Percentage.

Contract Year Premium is Received	Contract Enhancement Percentage
[1	6.00%
2	5.50%
3	4.75%
4	4.00%
5	3.25%
6	2.50%
7	1.25%
8+	0.00%]

7665

Recapture Charge Percentage.

	Contract Year Premium is Received
Completed Years Since Receipt of Premium	[1	2	3	4	5	6	7]
[0	5.00%	4.75%	4.25%	3.75%	3.00%	2.25%	1.25%
1	4.75%	4.25%	3.75%	3.00%	2.25%	1.25%	0.00%
2	4.25%	3.75%	3.00%	2.25%	1.25%	0.00%	0.00%
3	3.75%	3.00%	2.25%	1.25%	0.00%	0.00%	0.00%
4	3.00%	2.25%	1.25%	0.00%	0.00%	0.00%	0.00%
5	2.25%	1.25%	0.00%	0.00%	0.00%	0.00%	0.00%
6	1.25%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
7+	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%"]

2)	The following is added to the DEFINITIONS contained in the Contract:

"CONTRACT ENHANCEMENT. The Company will add a credit to the Separate Account Contract Value and/or the Fixed Account Contract Value for each Premium received during the first [seven] Contract Years. The Contract Enhancement is equal to the Contract Enhancement percentage, as set forth on the Contract Data Page, multiplied by the Premium. The Contract Enhancement will be allocated to the Investment Divisions and/or Fixed Account Options in the same proportion as the Corresponding Premium. The Contract Enhancement is not credited to Premium received after the [seventh] Contract Year.

CORRESPONDING PREMIUM. Premium allocated to the Investment Divisions and/or Fixed Account Options during the first [seven] Contract Years that has received a Contract Enhancement."

3)	The GENERAL PROVISIONS of the Contract is amended by the addition of the following provision:

"CONTRACT ENHANCEMENT. The Company will credit a percentage of Premium for each Premium payment received during the first [seven] Contract Years in exchange for the deduction of the Contract Enhancement Charge as set forth on the Contract Data Page. The Contract Enhancement Charge is deducted daily from the Investment Divisions as part of the Accumulation Unit Value calculation and lowers the Current Interest Rate credited on Your Fixed Account Options. Thus, the Contract Enhancement Charge affects Your Contract Value, which includes all Premium payments made to the Contract, the Contract Enhancement and the earnings, if any, on such amounts for the first [seven] Contract Years. The Company will take back (recapture) the Contract Enhancement in accordance with the Recapture Charge schedule on the Contract Data Page whenever a withdrawal of the Corresponding Premium is made or upon election of an income option, subject to the Recapture Charge provisions. Upon the exercise of the Right to Examine provision, the entire amount of the Contract Enhancement will be recaptured.

Your Contract Value will reflect any gains or losses attributable to a Contract Enhancement. Contract Enhancements, and any gains or losses attributable to a Contract Enhancement, will be considered earnings under the Contract."

7665                                                                                                                                                          2

4)	The Excess Interest Adjustment provision of the FIXED ACCOUNT section of the ACCUMULATION PROVISIONS is amended by the addition of the following sentence:

"I and J will not include any Contract Enhancement or Contract Enhancement Charge."

5)	The WITHDRAWAL PROVISIONS of the Contract are amended by deleting and replacing the second and third paragraphs of the WITHDRAWAL CHARGE section with the following:

"The Withdrawal Charge and Recapture Charge will be deducted from the remaining Contract Value such that the actual reduction in Contract Value as a result of the withdrawal may be greater than the withdrawal amount requested and paid.

For purposes of determining the Withdrawal Charge and Recapture Charge, earnings are defined as the excess of the Contract Value over the sum of Remaining Premiums. Withdrawals will be allocated first to earnings, if any (which may be withdrawn free of any Withdrawal Charge and Recapture Charge), and second to Remaining Premium on a first-in, first-out basis so that all withdrawals will be allocated to Remaining Premium to which the lowest (if any) Withdrawal Charges and Recapture Charges apply. "

6)	The WITHDRAWAL PROVISIONS are amended by the addition of the following section:

"RECAPTURE CHARGE. The Contract Enhancement will be recaptured in accordance with the Recapture Charge schedule set forth on the Contract Data Page whenever a withdrawal of the Corresponding Premium is made or upon election of an income option. The Recapture Charge is equal to the Recapture Charge percentage applied to the portion of Corresponding Premium withdrawn. The Recapture Charge will be taken from the Investment Divisions and the Fixed Account Options in the same proportion as the Withdrawal Charge. The Recapture Charge will be waived upon payment under the Death Benefit Provisions of the Contract and waived in the same manner as the Withdrawal Charge in the following sections of the Contract: (a) Additional Free Withdrawal, (b) Waiver of Withdrawal Charge due to Terminal Illness, (c) Waiver of Withdrawal Charge for Specified Conditions, and (d) Waiver of Withdrawal Charge for Extended Care. The Company will waive the Recapture Charge on any withdrawal necessary to satisfy the minimum distribution requirements of the Internal Revenue Code. If You request an amount greater than the required minimum distribution for this Contract, the entire withdrawal will be subject to any applicable Recapture Charge.

For purposes of calculating the Recapture Charge upon election of an income option, the Company treats such election the same as it treats full withdrawals."

7)	The fourth paragraph in the INCOME OPTIONS provision is amended by the addition of the following sentence:

"The Contract Value will be reduced by any applicable Recapture Charge prior to being applied to an income option."
                                                                                                                                                        Signed for the
                                                                                                                                                        Jackson National Life Insurance Company

                                                                                                                                                        President and Chief Executive Officer

7665                                                                                                                                                          3